MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2012

Throughout this MD&A, Eldorado, we, us, our and the company mean Eldorado Gold Corporation.

This year means 2012. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of February 21, 2013. You should also read our audited consolidated financial statements for the year ended December 31, 2012. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

What’s inside

About Eldorado	1

2012 overview and corporate developments
Overview	1
Corporate developments	2

Financial results
Summary and review of annual financial results	3
Summary and review of quarterly financial results	4

Annual reviews of operations, development projects, and exploration
Operations review and outlook	5
Annual review - operations	6
Annual review - development projects	12
Annual review - exploration	14

Other MD&A requirements
Non-IFRS measures	17
Financial condition	17
Capital resources	18
Debt	19
Defined benefit plans	21
Equity	22

Managing Risk	22

Other information
Critical accounting policies and estimates	25
Changes in accounting policies	28
Disclosure controls and procedures	30
Internal controls over financial reporting	30
Qualified person	30
Forward-looking information and risks	31

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:
•	Kişladağ, in Turkey (100%)
•	Efemçukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	White Mountain, in China (95%)
•	Jinfeng, in China (82%)

Development gold projects:
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (80%)
•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)

Other operating mines:
•	Stratoni – Lead and Zinc Concentrates (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:
•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

2012 Overview

•	Gold production: 656,324 ounces, including pre-commercial production from Efemçukuru and Olympias (2011 – 658,652 ounces).

•	Gold revenues: $1,047.1 million (2011 – $1,042.1 million).

•	Profit: $305.3 million (2011 – $318.7 million).

•	Basic earnings per share: $0.44 per share (2011 – $0.58 per share).

•	Cash generated from operating activities before changes in non-cash working capital: $447.7 million (2011 – $502.1 million). This is a non-IFRS measure. See page 16 for more information.

•	Paid Dividends: Cdn$0.15 per share (2011 – Cdn$0.11 per share).

•	European Goldfields Limited was acquired on February 24, 2012.

•	Issued Senior Notes totalling $600.0 million in December 2012 to fund ongoing mine development activities.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Corporate developments

Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes at par value, with a coupon rate of 6.125% due December 15, 2020. Proceeds from the notes will be used to fund ongoing mine development activities and other corporate requirements (see page 19 for details related to the notes).

Acquisition of European Goldfields Limited

On February 24, 2012, the Company acquired 100% of the issued and outstanding shares of European Goldfields Limited (“EGU”).  Under the terms of the Arrangement, former EGU shareholders received 0.85 of an Eldorado common share and Cdn$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement for a total purchase price of approximately $2.4 billion based on the closing market price of Eldorado’s shares trading on the Toronto Stock exchange on February 24, 2012, the acquisition date, of Cdn$15.05 per common share. EGU holds a 95% stake in Hellas Gold S.A. (“Hellas Gold”), which owns the Kassandra Mines in Greece comprised of the Stratoni mine, and the Olympias and Skouries development projects, and an 80% stake in Deva Gold S.A. (“Deva Gold”) which owns the Certej development project in Romania.

The acquisition has been accounted for as a business combination, with Eldorado being identified as the acquirer and EGU as the acquiree in accordance with IFRS 3. For accounting purposes, our consolidated financial statements include 100% of EGU’s operating results for the period from February 24, 2012 to December 31, 2012. For more information please read Note 5 of our consolidated financial statements for the year ended December 31, 2012.

Change in Greek corporate income tax rate post acquisition

On January 11, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. The Company calculated its deferred tax liability with respect to its Greek assets including the assets acquired as part of the EGU acquisition based on the 20% Greek income tax rate, as this was the legislated tax rate at the acquisition date.

As required by IAS 12, “Income Taxes”, when an income tax rate changes, the deferred tax liability must be adjusted to reflect the change in the income tax rate.  The adjustment is required to be charged to deferred income tax expense.  The Company anticipates that the increase in the Greek income tax rate from 20% to 26% will increase the deferred tax liability and the deferred tax expense by approximately $130.0 million or approximately $0.18 per share in the first quarter of 2013.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Summarized Annual Financial Results

($millions except as noted)	2012	2011	2010
Revenues(1)	$1,147.5	$1,103.7	$793.7
Gold sold (ounces)	625,394	658,919	639,949
Average realized gold price ($/ounce)	$1,674	$1,581	$1,223
Average London spot gold price ($/ounce)	$1,669	$1,572	$1,225
Cash operating costs ($/ounce) (2)	$483	$405	$382
Total cash costs ($/ounce) (2)	$554	$472	$423
Gross profit from gold mining operations(2)	$595.0	$610.8	$400.7
Profit(3)	$305.3	$318.7	$221.0
Earnings per share – Basic ($/share) (3)	$0.44	$0.58	$0.41
Earnings per share – Diluted ($/share) (3)	$0.44	$0.58	$0.40
Cash flow from operating activities before changes in non-cash working capital(2)	$447.7	$502.1	$357.9
Capital Spending – cash basis	$426.2	$272.8	$226.3
Dividends paid – (Cdn$/share)	$0.15	$0.11	$0.05
Cash and cash equivalents	$816.8	$393.8	$314.3
Total Assets	$7,928.1	$3,960.4	$3,685.4
Total long-term financial liabilities(4)	$662.9	$63.2	$113.4
(1) Revenues include proceeds from the sale of lead and zinc concentrates produced by Stratoni in the amount of $47.9 million (Stratoni was acquired in 2012), the sale of iron ore from Vila Nova in the amount of $45.6 million in 2012 ($56.8 million – 2011; $8.3 million – 2010), the sale of pyrite from Olympias in the amount of $0.8 million  (Olympias was acquired in 2012), and the sale of silver in the amount of $6.1 million from our gold mines ($4.8 million – 2011; $2.6 million – 2010). (2) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, gross profit from gold mining operations, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 16 for an explanation and discussion of these non-IFRS measures. (3) Attributable to shareholders of the Company. (4) Includes long-term debt net of deferred financing costs, defined benefit plans, and asset retirement obligations.

Review of Annual Financial Results

Profit attributable to shareholders of the Company for the year ended December 31, 2012 was $305.3 million, or $0.44 per share, compared to $318.7 million, or $0.58 per share in 2011. The main factors that impacted our profit as compared to the profit for the year ended December 31, 2011 were: 1) higher production costs due to higher operating costs at our Chinese gold mines; 2) lower depreciation and amortization expense mainly as a result of lower sales volumes; 3) higher exploration expenses due to an increase in the Company’s worldwide exploration activities; 4) higher general and administrative expenses mainly as a result of the additional costs of managing the general and administrative activities of our Greek and Romanian subsidiaries from our acquisition of EGU; 5) transaction costs of $21.2 million connected with the acquisition of EGU; and 6) lower income tax expense due to recognition of $15.8 million of investment incentive tax credits in Turkey related to Efemçukuru and the impact of Turkish lira exchange rate changes on the tax basis of our Turkish tax assets. The effective tax rate decreased from 32% to 29% year over year for the same reasons.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Summarized Quarterly Financial Results

2012 ($millions except as noted)	Q1	Q2	Q3	Q4	2012
Revenues	$271.5	$244.2	$281.8	$350.0	$1,147.5
Gold sold (ounces)	150,661	132,919	154,841	186,973	625,394
Average realized gold price ($/ounce)	$1,707	$1,612	$1,670	$1,696	$1,674
Cash operating costs ($/ounce)	$452	$480	$493	$502	$483
Total cash costs ($/ounce)	$529	$550	$567	$566	$554
Gross profit from gold mining operations	$150.7	$118.7	$146.9	$178.7	$595.0
Profit(1)	$67.9	$46.6	$75.8	$115.0	$305.3
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.11	$0.07	$0.11	$0.16	$0.44
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.11	$0.07	$0.11	$0.16	$0.44
Dividends paid– (Cdn$/share)	$0.09	-	$0.06	-	$0.15
Cash flow from operating activities before changes in non-cash working capital	$102.8	$82.1	$110.8	$152.0	$447.7

2011 ($millions except as noted)	Q1	Q2	Q3	Q4	2011
Revenues	$219.2	$252.6	$327.3	$304.6	$1,103.7
Gold sold (ounces)	148,530	162,164	179,513	168,712	658,919
Average realized gold price ($/ounce)	$1,397	$1,510	$1,700	$1,686	$1,581
Cash operating costs ($/ounce)	$410	$397	$397	$418	$405
Total cash costs ($/ounce)	$462	$477	$463	$486	$472
Gross profit from gold mining operations	$107.8	$137.6	$193.2	$172.2	$610.8
Profit(1)	$52.5	$74.9	$102.5	$88.8	$318.7
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.10	$0.14	$0.19	$0.16	$0.58
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.10	$0.14	$0.19	$0.16	$0.58
Dividends paid– (Cdn$/share)	$0.05	-	$0.06	-	$0.11
Cash flow from operating activities before changes in non-cash working capital	$91.7	$115.7	$159.7	$135.0	$502.1
(1) Attributable to shareholders of the Company.

Review of Quarterly Results

Profit attributable to shareholders of the Company for the quarter ended December 31, 2012 was $115.0 million, or $0.16 per share, compared to $88.8 million, or $0.16 per share for the same period in 2011. The main factors that impacted our profit as compared to the profit for the quarter ended December 31, 2011 were: 1) Increased gold revenues from Efemçukuru concentrate sales; 2) Higher operating costs at our Chinese gold mines; and 3) Lower income tax expense due to recognition of $14.6 million of investment incentive tax credits in Turkey. The effective tax rate decreased from 32% to 20% quarter over quarter for the same reasons.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Operations review and outlook

Gold operations

	2012	2011	2013 outlook(1)
Total Operating Gold Mines
Gold ounces produced	656,324	658,652	705,000 to 760,000
Cash operating costs ($ per ounce)	483	405	515 to 530
Total cash costs ($ per ounce)	554	472	n/a
Capital expenditure (millions)	331.8	241.9	410.0
Kışladağ
Gold ounces produced	289,294	284,648	290,000 to 300,000
Cash operating costs ($ per ounce)	332	374	350 to 360
Total cash costs ($ per ounce)	361	398	n/a
Capital expenditure ($ millions)	104.9	53.1	200.0
Efemçukuru
Gold ounces produced	66,870	n/a	125,000 to 135,000
Cash operating costs ($ per ounce)	583	n/a	470 to 490
Total cash costs ($ per ounce)	613	n/a	n/a
Capital expenditure ($ millions)	73.2	103.8	45.0
Tanjianshan
Gold ounces produced	110,611	114,972	90,000 to 100,000
Cash operating costs ($ per ounce)	415	377	485 to 500
Total cash costs ($ per ounce)	612	567	n/a
Capital expenditure ($ millions)	23.9	8.9	10.0
Jinfeng
Gold ounces produced	107,854	177,757	105,000 to 115,000
Cash operating costs ($ per ounce)	817	442	800 to 820
Total cash costs ($ per ounce)	901	507	n/a
Capital expenditure ($ millions)	59.0	32.2	55.0
White Mountain
Gold ounces produced	80,869	81,275	60,000 to 70,000
Cash operating costs ($ per ounce)	625	474	760 to 780
Total cash costs ($ per ounce)	671	517	n/a
Capital expenditure ($ millions)	27.2	17.2	30.0
Olympias
Gold ounces produced	826	n/a	35,000 to 40,000
Cash operating costs ($ per ounce)	n/a	n/a	780 to 800
Total cash costs ($ per ounce)	n/a	n/a	n/a
Capital expenditure ($ millions)	43.6	n/a	70.0

(1) Outlook metal prices: gold - $1,700 per ounce; silver - $30 per ounce

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Annual review –Operations

Kişladağ

Operating Data	2012	2011
Tonnes placed on pad	12,606,575	12,430,447
Average treated head grade (g/t Au)	1.20	0.95
Gold (ounces)
- Produced	289,294	284,648
- Sold	289,056	284,917
Cash operating costs (per ounce)	$332	$374
Total cash costs (per ounce)	$361	$398
Financial Data (millions)
Revenues	$483.7	$455.3
Depreciation and Depletion	$11.9	$11.0
Gross profit from mining operations	$363.2	$327.2
Expenditure on Mining Interests	$104.9	$53.1

Gold production at Kişladağ in 2012 was 2% higher than in 2011 while gold ounces placed on the pad during the year increased 28% over 2011, mainly as a result of higher average treated head grade. Heap leach gold inventory levels increased 33% from the beginning of 2012 as a result of the difference in the rates of placement of ore on the leach pad as compared with gold recoveries during the year. The heap leach gold inventory level is expected to decline as these additional gold ounces placed on the pad in 2012 are leached and recovered into dore in 2013.

Cash operating costs were lower year over year as a result of the higher grade material placed on the pad as well as lower annual average exchange rates for the Turkish lira year over year.

Capital expenditures at Kişladağ in 2012 included costs on the Phase IV Mine Expansion preparation works, capitalised waste stripping and various smaller construction projects.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Tanjianshan

Operating Data	Total 2012	Total 2011
Tonnes Milled	1,056,847	1,005,236
Average Treated Head Grade (g/t Au)	3.67	3.96
Average Recovery Rate	82.6%	82.1%
Gold (ounces)
- Produced	110,611	114,972
- Sold	110,611	114,969
Cash operating costs (per ounce)	$415	$377
Total cash costs (per ounce)	$612	$567
Financial Data (millions)
Revenues	$185.5	$181.0
Depreciation and Depletion	$26.2	$30.0
Gross profit from mining operations	$90.5	$84.6
Expenditure on Mining Interests	$23.9	$8.9

Gold production in 2012 was 4% lower than in 2011 mainly as a result of lower average treated head grade and lower additional flotation concentrate feed. Tonnes milled in 2012 were 5% higher than 2011 while average treated head grade was 7% lower than 2011. Circuit recoveries remained relatively constant with a slight increase in average recovery rate year over year. Additionally, flotation concentrate produced in prior years from ore mined from the Qinlongtan pit between 2007 and 2008 and added to the roaster feed was responsible for approximately 7,700 ounces of production in 2012 (2011 – approximately 12,000 ounces).

Cash operating costs per ounce were 10% higher in 2012 than the previous year mainly as a result of lower grade ore and lower flotation concentrate feed.

Capital expenditures for the year included construction on a new tailings dam, process plant upgrades, and capitalized exploration costs as well as other sustaining capital.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Jinfeng

Operating Data	Total 2012	Total 2011
Tonnes Milled	1,422,794	1,544,965
Average Treated Head Grade (g/t Au)	2.65	4.06
Average Recovery Rate	84.3%	87.3%
Gold (ounces)
- Produced	107,854	177,757
- Sold	107,812	177,758
Cash operating costs (per ounce)	$817	$442
Total cash costs (per ounce)	$901	$507
Financial Data (millions)
Revenues	$180.9	$277.9
Depreciation and Depletion	$28.7	$50.0
Gross profit from mining operations	$55.0	$137.8
Expenditure on Mining Interests	$59.0	$32.2

Gold production at Jinfeng in 2012 was 39% lower than in 2011 mainly as a result of lower throughput and head grade due to impact of limited production from the open pit pending completion of a cutback. A total of 96,800 tonnes of ore was mined from the open pit in 2012 (2011 - 689,737 tonnes). Mining of ore was also impacted by pit wall instability due to excessive rainfall during the second quarter. It is expected that ore production will recommence from the pit in the second quarter of 2013 once the waste stripping has uncovered the ore body. A total of 541,555 tonnes of ore were mined from the underground during the year (2011 - 494,422 tonnes). Additionally, a total of 491,101 tonnes of low grade stockpiled ore and 293,338 tonnes of mineralized waste were fed to the plant during 2012.

Cash Costs were 85% higher in 2012 reflecting the impact of the decrease in treated head grade and the slightly lower throughput.

Capital expenditures for the year included capitalized underground development, process plant upgrades and sustaining capital.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

White Mountain

Operating Data	Total 2012	Total 2011
Tonnes Milled	754,673	708,882
Average Treated Head Grade (g/t Au)	3.85	4.37
Average Recovery Rate	86.3%	81.8%
Gold (ounces)
- Produced	80,869	81,275
- Sold	80,869	81,275
Cash operating costs (per ounce)	$625	$474
Total cash costs (per ounce)	$671	$517
Financial Data (millions)
Revenues	$135.1	$127.8
Depreciation and Depletion	$25.7	$24.2
Gross profit from mining operations	$54.9	$61.3
Expenditure on Mining Interests	$27.2	$17.2

Gold production at White Mountain in 2012 was slightly below that of 2011 with higher ore throughput offsetting lower grade. The increase in tonnes was due to an increase in underground mining efficiency as a result of increased mine development. The average recovery rate at White Mountain continued to improve as a result of the process plant changes related to caustic pre-treatment of sulfide ore made in late 2011.

Cash operating costs per ounce were 32% higher in 2012 as a result of the decrease in head grade and due to costs related to increased backfill and secondary development rates to sustain higher production tonnage.

Capital expenditures for the year included capitalized underground development, upgrade of the underground service facility, capitalized exploration costs and tailing dam lift.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Efemçukuru

Operating Data	Total 2012	Total 2011
Tonnes Milled	352,156	112,612
Average Treated Head Grade (g/t Au)	9.26	8.21
Average Recovery Rate (to Concentrate)	92.7%	89.5%
Gold (ounces)
- Produced (incl. pre-commercial production)	66,870	-
- Sold – commercial production	37,046	-
Cash operating costs (per ounce)	$583	-
Total cash costs (per ounce)	$613	-
Financial Data (millions)
Revenues	$61.9	-
Depreciation and Depletion	$6.8	-
Gross profit from mining operations	$31.4	-
Expenditure on Mining Interests	$73.2	$103.8

Efemçukuru began milling ore at its process plant on a pre-commercial production basis in June 2011 and the facility reached commercial production rates by the end of 2011. Unseasonably cold and wet weather impacted production during the first quarter of 2012 while delays in commissioning the underground crushing system and the paste fill system affected the second quarter of 2012. By the fourth quarter of 2012 all systems were in place and operating as expected, and production rates increased accordingly.

During 2012 Efemçukuru shipped its concentrate to the Kişladağ Concentrate Treatment Plant (“KCTP”) and operated the KCTP on a pre-commercial production basis while modifying the facility in an effort to reach full commercial production. The KCTP was unable to achieve expected production rates during the year and in September 2012 the plant was placed on care and maintenance pending completion of metallurgical testwork, and development of design alternatives with a view to commissioning the upgraded plant in 2013. Approximately 30,000 ounces of gold were produced and sold on a pre-commercial basis during the KCTP testing period. The revenues, net of cost to produce, were credited to plant and equipment.

In November 2012 Efemçukuru began selling its concentrate to third parties for shipment to smelters in China and had sold 36,450 ounces by year end as well as 597 ounces poured from the gravity circuit at Efemçukuru. These sales were recorded as commercial production and the revenues and costs were reflected in the income statement in 2012.  At the end of 2012 approximately 35,000 contained ounces in concentrate remained in inventory and are expected to be sold in the first quarter of 2013.

Capital spending in 2012 included costs related to completion and testing of the KCTP, the underground crushing system, paste fill system and capitalized underground development.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Vila Nova

Operating Data	Total 2012	Total 2011
Tonnes Processed	710,909	623,684
Iron Ore Produced	613,780	537,958
Average Grade (% Fe)	63.9%	63.9%
Iron Ore Tonnes
- Sold	603,668	473,387
Average Realized Iron Ore Price	$76	$120
Cash Costs (per tonne produced)	$60	$64
Financial Data (millions)
Revenues	$45.6	$56.9
Depreciation and Depletion	$5.3	$4.6
Gross profit from mining operations	$3.9	$21.8
Expenditure on Mining Interests	$1.3	$2.4

Vila Nova processed 710,909 tonnes of iron ore at an average grade of 63.9% Fe during 2012. A total of 603,668 tonnes of iron ore were sold on the spot market during 2012 at an average price of $76 per tonne. Iron ore prices were weak during 2012 as compared with 2011 prices but recovered somewhat in the fourth quarter of 2012.  Operating costs fell slightly year over year mainly due to the weaker Brazilian real.

Stratoni

Operating Data	Total 2012	Total 2011
Tonnes ore processed (dry)	191,602	NA
Pb grade (%)	6.4%	NA
Zn grade (%)	10.0%	NA
Tonnes of concentrate produced	50,680	NA
Tonnes of concentrate sold	52,934	NA
Average realized concentrate price (per tonne)	$905	NA
Cash Costs (per tonne of concentrate sold)	$729	NA
Financial Data (millions)
Revenues	$47.9	NA
Depreciation and depletion	$6.5	NA
Gross profit from mining operations	$2.8	NA
Capital expenditure on mining interests	$3.2	NA

Stratoni processed 191,602 tonnes of ore and produced 50,680 tonnes of lead/zinc concentrates during 2012 subsequent to the acquisition of EGU by the Company. A total of 52,934 tonnes of lead/zinc concentrates were sold during that same period at an average price of $905 per tonne and average cash operating costs of $729 per tonne.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Annual review–Development projects

Kişladağ Phase IV Mine Expansion
The basic engineering package for the process circuit and mine infrastructure for the Phase IV Mine Expansion was completed in the third quarter of 2012. The capital cost estimate for the project is being updated based on the basic engineering designs.  A  Connection Agreement was reached with the high voltage power supplier to provide an additional 154 kV power line to the site.  Temporary power distribution facilities will be required for start up of the first electric shovel.  Work continued on design of the North Leach Pad and North Rock dump including detailed designs for initial construction work.

Procurement of long lead equipment has been ongoing with orders prepared or placed for the mobile mining fleet as well as fixed plant equipment for the crushing and screening circuits.

Construction activity on site has been focused on earthworks in the proposed plant site and crusher pad areas. The total amount of cut and fill material within the existing permitted area has been substantially completed. Safety continues to be a major focus on the site with 150,393 man-hours spent to date on the project this year with no medical aid or lost time incidents.

Capital spending at Kişladağ for the Phase IV Mine Expansion amounted to $74.4 million in 2012, this included $28.7 million for procurement of long lead equipment.

Olympias
Olympias was acquired by the Company in February 2012 as part of the EGU transaction. The Olympias orebody is a carbonate replacement deposit containing proven and probable gold reserves of 3.8 million ounces of gold with significant lead and zinc values. Olympias was mined in the past from underground and produced lead and zinc concentrates as well as an arsenopyrite-gold concentrate. At the time of its acquisition the mine was on care and maintenance.

The Company is planning to develop Olympias in three phases. In Phase I the plan is to refurbish and re-commission the existing mill and flotation circuits and to reprocess approximately 2.41 million tonnes of historic tailings grading 3.4 g/t gold, at a rate of approximately 900,000 tonnes per annum. The reprocessing facility is designed to produce a flotation concentrate which can be sold commercially.

Approximately 28,300 tonnes of tailings were reprocessed during the final quarter of 2012 at a grade of 5.07 grams per tonne during the re-commissioning of the reprocessing facility. Approximately 826 payable ounces of gold in concentrate were shipped to a smelter prior to year end and were accounted for as pre-commercial production.

Underground refurbishment was begun during 2012 in tandem with the tailings retreatment with the goal of beginning underground mining in Phase II. Approximately 1,000 meters of underground drifts were rehabilitated and 1,377 meters of new drifts were completed. Mine production during Phases II and III, is estimated to be 450,000 and 850,000 tonnes per annum respectively. A core relogging and geologic interpretation program was begun in 2012 to better understand the full extent and distribution of gold mineralization. Based on results of this work the production rates may be increased for Phases II and III.

In Phase III (projected to begin in 2018) the Company plans to construct a new metallurgical plant at Stratoni to treat Olympias ore which will be accessed via an 8 kilometer tunnel, transporting ore to the plant and tailings back to the underground for backfill.

Capital costs incurred in 2012 since the date of the EGU acquisition were $43.6 million for mine development and rehabilitation, and for mill refurbishment.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Skouries
Skouries is a copper\gold porphyry deposit that the Company plans to develop using both open pit and underground mining methods. The deposit currently hosts proven and probable reserves of 3.6 million ounces of gold and 743,000 tonnes of copper.

From the date of the EGU acquisition a total of $20.6 million was spent on capital development at Skouries. The work consisted mainly of site clearing and preparation, geotechnical drilling (835 meters), detailed engineering studies and road building.

On February 17, 2013 the Skouries project site was attacked by a group of armed intruders. Office trailers and mobile equipment were destroyed. The Company is cooperating with the police and other relevant authorities to ensure the safety of our employees and assets.

Certej
The Certej development project in Romania was also acquired as part of the EGU transaction. This deposit hosts a 4.3 million ounce measured and indicated resource that will be developed using open pit mining methods. The Environmental Permit for Certej was approved by the Timisoara Regional Department of Environment during the third quarter of 2012.

Exploration drilling during 2012 significantly expanded the resource at Certej and work is currently underway to convert the resource into an updated and expanded pit design and ore reserve. In addition, metallurgical testwork is ongoing, both to validate the appropriateness of the currently designed metal recovery process and to examine alternative metallurgical processes.

From the date of the EGU acquisition a total of $9.9 million was spent on capital development including land acquisition, metallurgical drilling and testwork, and exploration drilling.

Perama Hill
The Ministry of Environment completed the review of the Preliminary Environmental Impact Assessment (“PEIA”) application and issued the Approval of the PEIA study in February 2012.  Processing of the EIA will be carried out under the Fast Track program established by the Greek government in 2012. Approval of the EIA is expected to be received in the first quarter of 2013.

Geotechnical drilling in the plant site and tailings disposal basin as well as geotechnical holes in the pit area began during 2012.  Samples for metallurgical testwork were recovered from selected drill holes.

The basic engineering package for the process plant and ancillary facilities was completed in the fourth quarter of 2012.  Detailed engineering including foundation and structural design was initiated for the process plant, ancillary buildings and filtration plant.

Capital spending for Perama Hill in 2012 amounted to $7.6 million.

Eastern Dragon
Due to delays in the permitting process for Eastern Dragon the Company elected to reduce activity on site until resolution of the issues can be achieved.  During the course of the year construction work at the site was focused on completing critical work already in progress as well as securing the site and equipment for care and maintenance.

Capital costs incurred at Eastern Dragon totalled $13.9 million spent on completion of construction work and care and maintenance of the site facilities.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Tocantinzinho
The Preliminary Environmental License for the Tocantinzinho project was issued in September 2012.  Public participation meetings held in the project area in June were positive and supportive of the project development.

Engineering efforts have focused on preparation of a Feasibility Study for the mine and infrastructure and the backup data and designs required for the study. Preliminary results from the feasibility work have revealed a number of areas which could be optimized to improve on the economic performance of the project.  A critical review of the project will be undertaken in 2013 to address areas which can potentially impact both capital and operating costs.

Project spending in 2012 was $12.1 million, not including capitalized exploration costs.

Annual review–Exploration

A total of $76.8 million (including capitalized exploration costs) was spent on grassroots, advanced stage and minesite exploration activities during 2012. The exploration activities included drilling totalling approximately 184,000 meters and were conducted on 32 projects across Turkey, China, Brazil, Greece, and Romania.

Turkey
Kişladağ
At Kişladağ, a total of 10,200 meters of diamond drilling was completed in 2012 testing multiple deep targets defined by a combination of geophysical surveys, soil geochemistry, and geological modelling. The drilling program was not successful at identifying new mineralized porphyry centers, and most of the mineralization and alteration identified is likely a peripheral footprint of the Kişladağ deposit. Two final targets remain to be tested once drill-site permitting has been granted.

Efemçukuru
At Efemçukuru, approximately 30,700 meters of exploration drilling was completed during the year on both the Kestane Beleni and the Kokarpinar vein systems. At Kestane Beleni, drilling was focussed on the Northwest Extension target area (“KBNW”), and also on the down-dip stepouts in the South Ore Shoot (“SOS”) and Middle Ore Shoot / North Ore Shoot (“MOS/NOS”) transition area. In the KBNW target area, 2012 drilling defined a new shallowly-plunging ore shoot with high gold grades. This ore shoot remains open down plunge to the northwest.  In both the SOS and MOS/NOS transition areas, the new drilling extended the known mineralization downdip, and ore shoots remain open at depth. Drilling on the Kokarpinar vein system focused on the relatively untested central portion of the vein. Two new ore shoots were identified: a northern ore shoot supported to date by multiple bonanza grade intercepts, and a more limited southern ore shoot, dominated by stockwork mineralization in the hangingwall to the principal vein. The northern Kokarpinar ore shoot is open downdip, and has also not been tested in the approximately 300 meter interval between the drillhole intercepts and the surface.  Most of the mineralization identified in 2012 drilling at both Kestane Beleni and Kokarpinar falls in the Inferred Resource category. Infill drilling of these zones is planned for 2013.

Reconnaissance programs
Drilling campaigns were completed in 2012 at the Sebin and Dolek porphyry/epithermal prospects in the Pontid Belt (2,600 meters and 3,800 meters respectively); and the Gaybular porphyry prospect in north-western Turkey (2,500 meters). The first-pass programs at all three of these projects were completed without sufficient positive results to justify further work; consequently, a partner will be sought to conduct future exploration. Permitting difficulties precluded the 2012 drilling program planned for the Atalan project.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Exploration at the Salinbas epithermal project in the eastern Pontide Belt was conducted under the operatorship of joint venture partner Ariana Resources. A total of 1,650 meters of drilling was completed, focussing on infill/stepout drilling of the stratiform mineralized zone, as well as two holes in the previously untested zone linking Salinbas and the Ardala porphyry. Best results were from the latter area, where one of the drillholes cut an interval of 81.7 meters grading 1.29 grams per tonne gold. Eldorado will assume operatorship of the Joint Venture in 2013 before conducting further exploration of this area.

China
Tanjianshan district
The 2012 exploration program in the Tanjianshan district included drilling programs at the Xijongou (“XJG”) deposit, the Qinlongtan (“QLT”) north target area, the Zhongxinshan (ZXS) prospect, and the Jinlonggou (“JLG”) deposit. At XJG, a total of 5,700 meters of drilling was conducted on infill and stepout holes, providing further definition of the two main mineralized zones as well as testing new target areas. At QLT north, drilling tested the mineralized fault zone at depth beneath the north end of the open pit.  Several high-grade intercepts contributed to a new inferred resource in this target area, which is included in the exploration program for 2013. In addition, exploration drilling by our joint venture partner at QLT north encountered a strongly-mineralized intrusion with high gold grades adjacent to the controlling fault.  Follow-up drilling of this new zone of mineralization began in late 2012 and is included in the 2013 exploration program.

At the Jinlonggou pit, a total of 10,800 meters of drilling targeted zones of inferred mineralization beneath the floor of the current design pit, and also tested the continuity of mineralized fault zones behind the west and south pit walls. This drilling yielded several new zones of Inferred Resources, which are included in the planned infill and stepout drilling program for 2013.

Jinfeng district
During 2012, drilling in the Jinfeng district was completed at the Jinluo, Pogau, Da’ao, Lurong, and Jinfeng 42 license areas, and at the Jinfeng mine proper. First-pass target definition and drill testing has now been completed over the most prospective areas of the Jinluo exploration license and the nine Jingdu exploration licenses, with little encouragement for follow-up exploration. Both Joint Ventures are now in the process of being divested.

At the Jinfeng 42 exploration licenses, drilling was conducted at the Lintan, Shizhu, and HCG target areas. Best results were from Lintan, where additional narrow moderate grade intercepts were cut along the main controlling fault. Although none of the mineralization identified to date in the Jinfeng 42 area is consider economic, the position of the licenses surrounding the Jinfeng mining license is of strategic importance, and a modest exploration program is planned for 2013.

At the Jinfeng mine, drilling included surface  and underground programs (16,500 meters and 14,200 meters respectively) which targeted step-outs along the known major mineralized fault zones (F2, F3, F6), infilled gaps in the existing resource model, and tested new conceptual targets. The exploration drilling was successful in maintaining Measured and Indicated Resources at the deposit.

White Mountain district
Exploration drilling of the White Mountain deposit was delayed pending development of additional underground drill stations. Outside of the mining license, drilling was completed in the White Mountain district at the Dongdapo, Xiaoshiren, and Zhenzhumen prospects. At Dongdapo, a total of 1,800 meters of drilling were completed.  No significant mineralization was encountered, and future exploration will shift to testing other targets within the license area. A total of 2,500 meters of drilling was completed in the Xiaoshiren Central and Xiaoshiren South target areas. Best results were an intercept of 37.6 meters grading 2.84 grams per tonne gold from the Xiaoshiren South target.

Brazil
Tocantinzinho district
At Tocantinzinho, 2012 exploration activities included 5,700 meters of diamond drilling testing geophysical and geochemical targets peripheral to the deposit. Significant results included the discovery of a zone of copper-molybdenum porphyry-style mineralization several kilometers west of Tocantinzinho, with a drillhole intercept of 295.0 meters grading 0.19% copper and 0.015% molybdenum. Narrow intervals of high grade gold mineralization were also encountered in several drillholes, and will be further tested in 2013.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Reconnaissance
At the Agua Branca project, 8,800 meters of drilling tested the Camarao Hill zone over a 2 kilometer strike length. Although the drilling confirmed continuity of the northeast-striking mineralized zone, significant gold values were typically restricted to narrow intervals within broad low grade zones, and none of the new holes improved on results from previous drill programs. Additional auger testing is planned for early 2013.

Reconnaissance fieldwork aimed at defining drill targets was completed during the year at the Piranhas and Chapadinha projects, both being explored under option agreements with private owners.

Greece
Chalkidiki district
In the Chalkidiki district, drilling programs were completed in 2012 at the Skouries, Piavitsa, and Fisoka project areas. At Piavitsa, 14,000 meters of drilling tested the mineralized Stratoni Fault zone over approximately a 2 kilometer strike length, constraining a new Inferred Resource for the deposit.  Strongest mineralization was encountered in two areas: one near the central portion of the tested area; and the other in the Piavitsa West area, where the Stratoni Fault appears to be offset by a north-striking younger fault. Several drillholes also cut mineralized veins with intermediate sulfidation epithermal characteristics and moderate gold grades. This discovery represents a style of mineralization not previously known in the district.

At Skouries, a total of 12,100 meters of drilling was completed including 19 infill drillholes in the design pit area, and two deep confirmation drillholes. Infill drillholes converted portions of the low-grade Inferred Resource peripheral to the deposit core into Measured and Indicated Resources. The two deep confirmation holes intersected intense porphyry-style mineralization within potassically altered syenite and lesser wallrock zones, with grades similar to those predicted by the resource model.

At Fisoka, a total of 2,700 meters of drilling was completed testing the three primary porphyry target areas. Best results were from a shallow supergene blanket over the northern porphyry body, with grades similar to those obtained from previous drilling programs.

Perama district
In the Perama district, exploration activities during 2012 focused on mapping and sampling of the Perama South deposit area, directed towards identifying controls on mineralization for future drill targeting. At Perama Hill, infill drilling along the western margin of the deposit began late in the year.

Romania
Certej district
Exploration activities in the Certej district during 2012 included drilling programs at the Certej deposit and at the Sacaramb prospect. At the Certej deposit, drilling focused on two areas referred to as the link zone and the west pit areas. A total of 13,900 meters of drilling was completed which identified new high grade zones of mineralization within the deeper parts of the link zone, and significantly increased the deposit resource. At Sacaramb, drilling tested geophysical anomalies along the inferred extension of vein systems that were mined historically. This drill program did not encounter significant new mineralization.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Non-IFRS measures
Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost
The table below reconciles cash operating cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2012	2011
Production costs – excluding Vila Nova and Stratoni (from consolidated income statements)	352.9	316.2
Less:
By-product credits	(6.6)	(5.2)
Total cash cost	346.3	311.0
Less:
Royalty expense and production taxes	(44.1)	(43.9)
Cash operating cost	302.2	267.1
Gold ounces sold	625,394	658,919
Total cash cost per ounce	554	472
Cash operating cost per ounce	483	405

Cash flow from operations before changes in non-cash working capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Financial condition

Operating activities before changes in non-cash working capital generated $447.7 million in cash this year, compared to $502.1 million in 2011. In addition, cash flow of $54.7 million related to pre-commercial production was recorded as cash flows from investment activities.

Capital expenditures
We invested $426.2 million in capital expenditures, mine development, mining licences and other assets this year.

Mine development and capitalized exploration expenditures at our development projects totalled $117.0 million:
•	$43.6 million at Olympias
•	$20.6 million at Skouries
•	$3.9 million at Piavitsa
•	$7.6 million at Perama Hill.
•	$9.9 million at Certej
•	$13.9 million at Eastern Dragon
•	$17.5 million at Tocantinzinho

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Spending at our producing mines (including capitalized exploration and development activities) totalled $292.7 million:

•	$104.9 million at Kişladağ
•	$73.2 million at Efemçukuru
•	$59.0 million at Jinfeng
•	$27.2 million at White Mountain
•	$23.9 million at Tanjianshan
•	$1.3 million at Vila Nova
•	$3.2 million at Stratoni

We also spent $13.0 million on land acquisitions in Turkey. The remaining $3.5 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Capital resources

$ millions	2012	2011
Cash and cash equivalents	816.8	393.8
Working capital	917.3	435.7
Restricted collateralized accounts	0.2	55.4
Debt – current and long-term	593.3	81.0

Cash and cash equivalents of $228.1 million are held by the Company’s operating entities in China and Turkey where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Management believes that the working capital at December 31, 2012, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2013 and beyond.

Contractual obligations
as at December 31, 2012

$ millions	2013 $	2014 $	2015 $	2016 and beyond $	Total $
Debt	10.3	-	-	600.0	610.3
Capital leases	0.2	-	-	-	0.2
Operating leases	6.6	7.1	4.4	9.9	28.0
Purchase obligations	171.6	21.8	16.1	29.0	238.5
Totals	188.7	28.9	20.5	638.9	877.0

Purchase obligations relate primarily to the Phase IV Mine Expansion Project at Kişladağ, mine development projects in Greece, and operating and maintenance supply contracts at our operating mines. The table does not include interest on debt.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Debt

Senior notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of a commission payment. The commission payment of $10.5 million will be recognized in the consolidated income statement over the term of the notes. The notes are redeemable by the Company in whole or in part, for cash:

i)           At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;

ii)          On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amounts of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016	103.063%
December 15, 2017	101.531%
2018 and thereafter	100.000%

Net deferred financing costs of $6.5 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Revolving Credit Facility
In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of other banks. The credit facility was to mature on October 12, 2015.

In November 2012, the Company amended, restated and increased the existing revolving credit facility with HSBC (“the amended and restated credit agreement” or “ARCA”) to $375.0 million. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources B.V. and Tuprag Metal Madencilik Sanayi ve Ticaret A.S., wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2012.

Loan interest is variable dependent on a leverage ratio pricing grid. The Company’s current leverage ratio is approximately 1:1.  At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $3.0 million were paid on the establishment of the credit facility in 2011, and additional fees of $1.7 million were paid on the amendment to the credit facility. These amounts have been deferred as prepayments for liquidity services and will be amortized over the term of the credit facility. As at December 31, 2012, the prepaid loan cost on the balance sheet was $3.9 million.

 No amounts were drawn down under the ARCA as at December 31, 2012.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Eastern Dragon
Standby line of credit
In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50.8 million) standby letter of credit loan with China Merchants Bank (“CMB”). On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay its letter of credit loan with China Construction Bank (“CCB”). This loan had a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate was to be adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan was collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold Mining Pty. (“Sino Gold”) to CMB. The collateral was increased in January 2012 from $52.3 million to $56.5 million.

During 2012, Eastern Dragon repaid the full amount of this loan and the restricted cash was released.

Project financing loan
In 2009, Eastern Dragon entered into a RMB 450.0 million ($71.6 million) project financing loan with CMB.

The loan has three components:

•	a long-term loan of RMB 320.0 million ($50.9 million), with a five-year term
•	a fixed asset loan of RMB 100.0 million ($15.9 million) with a four-year term
•	a working capital loan of RMB 30.0 million ($4.8 million) with a one-year term

The project-financing loan is subject to a floating interest rate adjusted quarterly to 90% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

The project-financing loan is secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:

•	Obtain project approval from the Heilongjiang Provincial Development and Reform Commission;
•	Sino Gold to open an offshore banking business bank account with CMB and deposit $40.0 million;
•
The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder and entrusted loan is at least $84.7 million (this threshold has been reached as at December 31, 2009).

In addition, before the drawdown on the fixed asset loan, Eastern Dragon should obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:

•	The project obtains the mining license;
•	The project has been developed and in production;
•	The gold operation permit has been granted; and
•	The safety production permit and environmental protection permit have been granted.

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, excluding share-holder loan and total banking debt cannot exceed RMB 550.0 million ($87.5 million) and it is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2012.

HSBC revolving loan facility
In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12.7 million) revolving facility (“the Facility”) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($0.2 million) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of draw-down. The Facility has a term of up to one year. In February 2012, the Facility was reviewed by the bank and was extended to March 11, 2013.  The interest rate on this loan as at December 31, 2012 was 6.16%.

As at December 31, 2012, RMB 65.0 million ($10.3 million) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2012, the security coverage is $11.4 million.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1.9 million) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28.6 million) in September 2011, and to RMB 620.0 million ($98.6 million) in September 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2012 was 4.59%.

As at December 31, 2012, RMB 543.0 million ($86.4 million) had been drawn under the entrusted loan.

Subsequent to December 31, 2012, RMB 5.0 million ($0.8 million) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

Jinfeng
Construction loan
In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($108.2 million) construction loan facility (“the construction loan”) with CCB. The construction loan had a term of 6 years commencing from February 27, 2009 and was subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. Jinfeng made regularly scheduled quarterly loan repayments as well as prepayments during the period 2010 and 2011, leaving a remaining loan balance at the beginning of 2012 of $19.9 million. During 2012 Jinfeng paid off the remaining loan balance.

Working capital loan
On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15.9 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured and has no security pledged as collateral.

As at February 5, 2013, Jinfeng has drawn down RMB 78.0 million ($12.4 million) under this facility, and used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.

Defined benefit plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and non-registered supplementary pension plan (“the SERP”). During the second quarter of 2012, the Company set up a Retirement Compensation Arrangement (“RCA”) trust account in connection with its non-registered supplementary pension plan. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions made to the Receiver General for Canada to a refundable tax account.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Eldorado’s plans are actuarial valuations for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2011 for funding purposes with the next required valuation as of January 1, 2014. The SERP’s last valuation was on January 1, 2012 for funding purposes and the next valuation will be prepared in accordance with the terms of the Pension Plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2012.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to prefund any benefit obligation under the SERP.

Cash contributed to the Pension Plan and the SERP was $39.6 million (2011 – $7.5 million). Cash payments totaling $0.2 million were made directly to beneficiaries during the year (2011 – $0.2 million). The Company expects to contribute $0.1 million to the Pension Plan and $2.8 million to the SERP in 2013.

Equity

This year we received net proceeds of $22.1 million for issuing 3,271,683 common shares related to stock options and warrants being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding - as of February 21, 2013 - as of December 31, 2012	714,534,476 714,344,476
Share purchase options - as of February 21, 2013 (Weighted average exercise price per share: $13.68 Cdn)	14,727,006

Managing risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company’s Annual Information Form for additional information).

We manage risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to protect the company against them.

Financial risk

Liquidity risk
Liquidity risk is the risk that we cannot meet our financial obligations. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. Management believes that the working capital at December 31, 2012, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments in 2013 and beyond.

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. To mitigate exposure to credit risk on financial assets, we have policies that require counterparties demonstrate minimum creditworthiness, and ensure liquidity of available funds. We also monitor our concentrations of credit risk and closely monitor our financial assets.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2012.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low, but many financial institutions have gone into bankruptcy or been rescued by government authorities over the past few years. That makes us subject to the risk of loss of the deposits we have with financial institutions. As at December 31, 2012, approximately 71% of our cash and cash equivalents, including restricted cash, were with one financial institution.

Currency risk
We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian Lei, and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2012. We recognized a gain of $2.8 million on foreign exchange this year, compared to loss of $5.4 million in 2011.

(thousands)	Canadian dollar	Australian dollar	Euro	Swedish Krona	Romanian Lei	British Pound	Turkish lira	Chinese renminbi	Brazilian real
Cash and cash equivalents	256,134	1,141	2,806	-	3,874	305	3,608	691,460	2,442
Marketable securities	1,979	-	-	-	-	-	-	-	-
Accounts receivable and other	2,147	-	7,418	38,775	3,471	-	26,082	142,235	35,279
Accounts payable and accrued liabilities	(12,670)	-	(33,744)	-	(1,474)	-	(61,235)	(687,162)	(6,807)
Debt	-	-	-				-	(64,998)	-
Net balance	247,590	1,141	(23,520)	38,775	5,871	305	(31,545)	81,535	30,914
Equivalent in US dollars	248,857	1,187	(31,013)	5,967	1,749	495	(17,696)	12,972	15,132

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2012, a 10% increase/ decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $23.8 million in profit before taxes.

Interest rate risk
Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

The majority of our debt is in the form of notes with a fixed interest rate of 6.125%. We earned an average of approximately 1.4% in interest on our cash and cash equivalents this year, compared to 1.0% in 2011.

We don’t actively manage our exposure to changes in interest rates.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Price risk
Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. We don’t hedge against changes in the price of gold.

•
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. We are evaluating a hedge against changes in the price of diesel fuel.

•
Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. We do not hedge against changes in the price of electricity.

Sensitivity analysis for key variables

	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$23.8 million
Price of gold (based on the expectations and assumptions we used in our 2013 outlook)	10%	$93.8 million
Interest rate on variable interest debt	10%	$0.1 million
Interest earned on cash and cash equivalents	10%	$0.9 million
Price of diesel fuel	10%	$3.0 million

Other risks and uncertainties

Exploration and development
The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations
The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment
There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Laws, regulations and permits
Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation
All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It’s unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political risk
We operate in five countries outside of North America: Turkey, China, Brazil, Romania, and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

Other information

Critical accounting policies and estimates
We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2012 consolidated financial statements.

Inventories
We value finished goods, work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

•	the amount of gold we estimate is in the ore stacked on the leach pads
•	the amount of gold we expect to recover from the stacks
•	the amount of gold and other metals in the mill circuits
•	the amount of gold and other metals in concentrates
•	the gold and other metal prices we expect to realize when the gold and other metals is sold.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2012, the average cost of inventory was significantly below its net realizable value.

Reserves and resources
Our estimates for Kişladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain, Perama, Tocantinzinho, Eastern Dragon, Skouries, Olympias, Stratoni, Certej and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources
(mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards
•	the measured and indicated mineral resources in this report will ever be converted to reserves
•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value beyond proven and probable reserves (“VBPP”)
On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Mining interests
We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At the end of every year, we assess whether there has been an impairment of our capitalized mining properties, plant and equipment. If there were an impairment, we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There will be an impairment if metal prices are lower, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There will be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

At December 31, 2012, based on an average projected gold price for 2013-2017 of $1,700 per ounce and a long-term inflation adjusted price of $1,350 per ounce by 2018, the estimated discounted net cash flow from our mining properties, plant and equipment exceeded their carrying values.

Goodwill and impairment testing
We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill every year by comparing the fair value of our units to their carrying amounts. If a unit’s carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2012, our consolidated balance sheet included $839.7 million in goodwill as follows: EGU Greek assets ($473.8 million), Sino Gold assets ($363.7 million) and Tanjianshan ($2.2 million). We used a discount rate of 7% to calculate the net present value of cash flows from Tanjianshan to estimate its implied fair value. We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from Sino Gold mines in order to estimate their fair values. There was no impairment of goodwill for any of these units. Our EGU Greek and Romanian gold projects have been recorded at their fair values as of the date of acquisition, February 24, 2012, using a discount rate of between 7% and 9%.

Operating costs
We calculate cash operating costs according to the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation
We use the Black-Scholes Model to calculate the fair value of stock options that have been given to employees, officers and directors. This model uses assumptions of share price, volatility and expected life of options.

Asset retirement obligations
We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income taxes
We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Pension plans
We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

	December 31, 2012		December 31, 2011
Key assumptions – pension plans	Pension plan	SERP	Pension plan	SERP
Expected long term-rate of return on plan assets	6.0%	3.0%	6.5%	6.5%
Discount rate beginning of year	4.5%	4.5%	5.5%	5.5%
Discount rate end of year	3.9%	3.9%	4.5%	4.5%
Rate of salary escalation	3.0%	3.0%	3.0%	3.0%
Average remaining service period of active employees expected to receive benefits	7.8 years	7.8 years	6.7 years	6.7 years

Changes in accounting policies

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•           IAS 19 ‘Employee Benefits’ – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19.  The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits.  The revisions include:
-           Requirement to recognize past service costs immediately in net income rather than using the corridor method.
-           Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.
-           Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields.  Previously, equity returns were incorporated into the expected return on plan assets.
-           Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

The revised IAS 19 will be applicable for reporting periods starting on or after January 1, 2013 with retrospective application.  If the standard had been effective January 1, 2012, defined benefits expense for the Company would have been reduced by $0.3 million.

•           IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and de-recognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•           IFRS 10 ‘Consolidated Financial Statements’ – IFRS 10 establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRS 10 to have a material impact on the consolidated financial statements.

•           IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint ventures are now accounted for using the equity method.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation will collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.

Any impairment losses identified on adoption of the new standard are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013 and does not expect its adoption to have a material impact on the consolidated financial statements.

•           IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect the adoption of IFRS 12 to have a material impact on the consolidated financial statements.

•           IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company does not expect the adoption of IFRS 13 to have a material impact on the consolidated financial statements.

•           IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

•           There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2012, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

For accounting purposes, we acquired control of EGU on February 24, 2012. As permitted by applicable rules of certification, we excluded, solely to the extent it overlaps with internal control, EGU’s operations from our annual assessment of disclosure controls and procedures for the year ended December 31, 2012.

Internal controls over financial reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2012 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

For accounting purposes, we acquired control of EGU on February 24, 2012. As permitted by the Sarbanes-Oxley Act and applicable rules related to business acquisitions, we excluded EGU’s operations from our annual assessment of internal controls over financial reporting for the year ended December 31, 2012. We are in the process of integrating the EGU’s operations and will be expanding our internal control over financial reporting compliance program to include EGU over the next year. The EGU operations represent $2,553.5 million of net assets, $48.7 million of consolidated revenues and $26.1 million of net loss as at and for the year ended December 31, 2012.

KPMG LLP, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person
Except as otherwise noted, Norman Pitcher, P. Geo., the Company’s President, is the Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2012

Forward-looking information and risks
This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•
It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.